July 11, 2011

Via Edgar

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Sharon Blume, Assistant Chief Accountant

Re:	Republic First Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 000-17007

Dear Ms. Blume:

This letter relates to the comment letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 27, 2011 (the “Comment Letter”) regarding the above-referenced filing of Republic First Bancorp, Inc. (the “Company”).

The Company is working to respond to the Comment Letter and has commenced work on a letter responding to the Staff’s comments in consultation with the Company’s advisors.

In order to address fully all of the points raised in the Comment Letter, the Company believes that it will require additional time to consider and respond to the Staff’s comments.  Accordingly, the Company respectfully requests an extension of time to respond to the Comment Letter beyond the ten business days specified in the Comment Letter.  The Company anticipates submitting to the Staff a response to the Comment Letter on or before July 26, 2011.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to contact me at (215) 430-5850 with any questions.

Very truly yours,

/s/ Frank A. Cavallaro
Frank A. Cavallaro
Chief Financial Officer